Mail Stop 4561

January 29, 2009

Mr. Brent Bales
Chief Financial Officer
Equinox Fund Management, LLC
1660 Lincoln Street, Suite 100
Denver, Co 80264

     Re: **The Frontier Fund**
             Form 10-K for the fiscal year ended December 31, 2007
             Amendment No. 3 to Form 10-K for the fiscal year ended
               December 31, 2007
             File No. 0-51274

Dear Mr. Bales:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Jennifer Monick
Senior Staff Accountant